(logo) Fidelity Investments®	Fidelity Pricing & Cash Management Services 245 Summer Street Boston, MA 02210–1129 617–563–7000

June 3, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Variable Insurance Products Fund IV (the trust):

Consumer Discretionary Portfolio

Consumer Staples Portfolio

Energy Portfolio

Financial Services Portfolio

Health Care Portfolio

Industrials Portfolio

Materials Portfolio

Real Estate Portfolio

Technology Portfolio

Telecommunications Portfolio

Utilities Portfolio (the funds)

File No. 811-03759

Ladies and Gentlemen:

On behalf of the above referenced funds, transmitted herewith for filing pursuant to Rule 14a–6(a) of Regulation 14A under the Securities Exchange Act of 1934 is a preliminary copy of the Notice, Proxy Statement, and Forms of Proxy to be sent to shareholders in connection with a Special Meeting of Shareholders of the funds to be held on September 14, 2016. Pursuant to Rule 14a–3(c), the required informational copy of each fund’s Annual Report for the fiscal period ended December 31, 2015 has been previously furnished to the commission.

We anticipate mailing definitive proxy materials to shareholders on or about July 18, 2016. In order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than June 13, 2016.

Please contact Jamie Plourde at (817) 474–7037 with any questions or comments relating to this filing.

Sincerely,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group